UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Turning Point Brands Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90041L105
(CUSIP Number)
November 15, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[ ]Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90041L105
 1.
Names of Reporting Persons.
 First Sabrepoint Capital Management, LP

 2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[](b) [x]

 3.
SEC Use Only

 4.
Citizenship or Place of Organization
Texas

5.
Sole Voting Power
   0

6.
Shared Voting Power
364,682

7.
Sole Dispositive Power
   0

8.
Shared Dispositive Power
364,682

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
364,682

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)[ ]

11.
Percent of Class Represented by Amount in Row (9)
1.90%

12.
Type of Reporting Person (See Instructions)
 PN, IA



CUSIP No. 90041L105
 1.
Names of Reporting Persons.
Sabrepoint Capital Participation, LP
 2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ](b) [x]

 3.
SEC Use Only
 4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
   0

6.
Shared Voting Power
364,682

7.
Sole Dispositive Power
   0

8.
Shared Dispositive Power
364,682

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
364,682

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11.
Percent of Class Represented by Amount in Row (9)
1.90%

12.
Type of Reporting Person (See Instructions)
 PN



CUSIP No. 90041L105
 1.
Names of Reporting Persons.
Sabrepoint Capital Partners, LP
 2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ](b) [x]

 3.
SEC Use Only

 4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
   0

6.
Shared Voting Power
364,682

7.
Sole Dispositive Power
   0

8.
Shared Dispositive Power
364,682

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
364,682

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)[ ]

11.
Percent of Class Represented by Amount in Row (9)
1.90%

12.
Type of Reporting Person (See Instructions)
 PN






CUSIP No. 90041L105
 1.
Names of Reporting Persons.
George Hiland Baxter
 2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ](b) [X]
 3.
SEC Use Only
 4.
Citizenship or Place of Organization
 United States

5.
Sole Voting Power
  0

6.
Shared Voting Power
364,682

7.
Sole Dispositive Power
  0

8.
Shared Dispositive Power
364,682

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
364,682

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]


11.
Percent of Class Represented by Amount in Row (9)
1.90%

12.
Type of Reporting Person (See Instructions)
 IN, HC

Item  1.

(a)	Name of Issuer
Turning Point Brands Inc

(b)	Address of Issuer's Principal Executive Offices
5201 Interchange Way
Louisville, KY 40229

Item 2.

(a) Name of Persons Filing
This statement is being jointly filed by and on behalf of each of First Sabrepoint Capital Management, LP, a Texas limited partnership ("Sabrepoint"), Sabrepoint Capital Participation, LP, a
Delaware limited partnership ("the General Partner"), Sabrepoint Capital Partners, LP, a Delaware limited partnership (the "Fund"), and
George Hiland Baxter.

The Fund is the record and direct beneficial owner of the securities covered by this statement. The General Partner is the general partner of, and may be deemed to beneficially own securities owned by, the Fund. As the investment adviser to the Fund, Sabrepoint may be deemed to beneficially own the securities covered by this statement. Mr. Baxter is the Managing
Partner of, and may be deemed to beneficially own securities owned by, Sabrepoint. Aggregate Amount Beneficially Owned by
Each Reporting Person and Percent of Class Represented by
Amount in Row (9) are as of January 26, 2021.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence.
8750 North Central Expressway, Suite 920, Dallas, Texas 75231.

(c)	Citizenship
See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
90041L105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a) [ ] A broker or dealer registered under Section 15
of the Act (15 U.S.C. 78o);
(b) [ ] A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] An insurance company as defined in Section 3(a)(19) of the
Act (15 U.S.C. 78c);
(d) [ ] An investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C.   80a-8);
(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d -1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non -U.S. institution in accordance with ?240.13d?1(b)(1)(ii)(J);
(k) [ ] A group, in accordance with 240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) ,please specify the type of institution: .

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.
As of November 24, 2020, the Reporting Persons are deemed to beneficially own 1,172,305 shares of Common Stock of which 727,000 shares could be acquired within 60 days of December 15, 2020 through the exercise of stock options.

(b) Percent of class: See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

   (ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

   (iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

   (iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item  7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item  8. Identification and Classification of Members of the Group.
Not Applicable.

Item  9. Notice of Dissolution of Group.
Not Applicable.

Item  10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2020

First Sabrepoint Capital Management, LP
	  By: /s/ George Hiland Baxter
 	  Name: George Hiland Baxter
          Title: Managing Partner

Sabrepoint Capital Participation, LP
	  By: /s/ George Hiland Baxter
          Name:  George Hiland Baxter
          Title: Managing Member

Sabrepoint Capital Partners, LP
	By: Sabrepoint Capital Participation, LP
        its general partner
	By: /s/ George Hiland Baxter
        Name:  George Hiland Baxter
        Title:   Managing Member

George Hiland Baxter
 	 /s/ George Hiland Baxter

EXHIBIT INDEX
Exhibit   	Description of Exhibit


99.1 	Joint Filing Agreement (incorporated herein by reference to
Exhibit 99.1 to the Schedule 13G, as amended, filed on November 24, 2020 by the reporting persons with the Securities and Exchange
Commission).